SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

Alaska Communications Systems Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
01167P101
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ, 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 15, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 10 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01167P101	13D	Page 2 of 10

1	NAME OF REPORTING PERSON
Karen Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,639,984
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,639,984
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,639,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	01167P101	13D	Page 3 of 10

1	NAME OF REPORTING PERSON
TAR Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,639,984[2]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,639,984[3]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,639,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON*
OO

2 Ms. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

3 Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings LLC.

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.     Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock (the “Common Stock” or “Shares”) of Alaska Communication Systems Group, Inc., a Delaware corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 600 Telephone Avenue, Anchorage, Alaska 99503.

Item 2.     Identity and Background

This Schedule 13D is being filed by Karen Singer (“Ms. Singer” or the “Reporting Person”), as the sole Member of TAR Holdings LLC (“TAR Holdings”). Ms. Singer has sole dispositive and voting power with respect to the shares of the Issuer reported above as the sole Member of TAR Holdings. Ms. Singer’s principal place of business is 212 Vaccaro Drive, Cresskill, New Jersey 07626. Ms. Singer’s principal occupation is investing assets held in TAR Holdings and other entities.

During the last five years, Ms. Singer has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Singer is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

Ms. Singer is the sole Member of TAR Holdings, which was created pursuant to that certain Operating Agreement, dated October 28, 2013. All of the securities held by TAR Holdings were purchased by funds generated and held by TAR Holdings. The aggregate amount of funds used for the purchase of the securities reported herein was approximately $5,351,814.00.

Item 4.     Purpose of the Transaction

The purpose of this Schedule 13D is to report that TAR Holdings and its representatives have engaged with management of the Issuer. Specifically, TAR Holdings has informed management that it believes that the Issuer should promptly and diligently pursue a sale of the Issuer and/or certain of its business or assets in order to maximize value for the Issuer’s shareholders. TAR Holdings is also considering whether to seek representation on the Issuer’s Board of Directors (and reserves all rights with respect thereto).

Except in connection with the matters described in this Item 4 and as contemplated herein, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.     Interest in Securities of the Issuer

The aggregate percentage of shares of Common Stock reported owned is based upon 52,447,518 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on November 9, 2017.

A. TAR Holdings LLC

(a) As of the date hereof, TAR Holdings beneficially owns 2,639,984 shares of Common Stock, which shares are held directly by TAR Holdings.

Percentage: Approximately 5.0%

(b)   1. Sole power to vote or direct vote: 2,639,9844

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,639,9845

4. Shared power to dispose or direct the disposition: 0

(c) The following table details the transactions effected by TAR Holdings in the past 60 days:

Date of Transaction	Number of Shares Purchased	Price Per Share
October 20, 2017	100	$2.50[6]
October 20, 2017	268,800	$2.50[7]
October 20, 2017	72,500	$2.50[8]
November 8, 2017	25,000	$2.1379
November 8, 2017	25,000	$2.1491
November 9, 2017	500	$2.15
November 10, 2017	11,500	$2.1606
November 14, 2017	18,676	$2.15

4 See FN 2.

5 See FN 3.

6 The shares were acquired by Tar Holdings as a result of the exercise of put Options by the counterparty thereto.

7 See FN 6.

8 See FN 6.

Date of Transaction	Number of Shares Purchased	Price Per Share
November 15, 2017	29,900	$2.1456
November 16, 2017	5,304	$2.13
November 16, 2017	400	$2.50[9]
November 17, 2017	39,600	$2.50[10]
November 17, 2017	8,454	$2.13
November 20, 2017	33,352	$2.15
November 21, 2017	2,900	$2.15
November 22, 2017	13,419	$2.15
November 24, 2017	15,000	$2.1498
November 27, 2017	10,000	$2.12
November 29, 2017	10,140	$2.11
November 29, 2017	25,000	$2.1155
November 29, 2017	9,642	$2.10
November 30, 2017	33,700	$2.0959
November 30, 2017	15,358	$2.10
December 1, 2017	10,000	$2.06
December 4, 2017	7,896	$2.05
December 5, 2017	6,781	$2.0497
December 5, 2017	25,000	$2.0654
December 6, 2017	17,937	$2.10
December 6, 2017	1,313	$2.09

9 See FN 6.

10 See FN 6.

Date of Transaction	Number of Put Options Sold[11]	Exercise Price	Expiration Date
December 6, 2017	2,500	$2.50	April 20, 2018

B. Ms. Singer

(a) As of the date hereof, Ms. Singer, as the sole Member of TAR Holdings, beneficially owns 2,639,984 shares of Common Stock held by TAR Holdings.

Percentage: Approximately 5.0%

(b)   1. Sole power to vote or direct vote: 2,639,984

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,639,984

4. Shared power to dispose or direct the disposition: 0

(c) The following table details the transactions effected by Ms. Singer in the past 60 days:

Date of Transaction	Number of Shares Purchased	Price Per Share
October 20, 2017	100	$2.50[12]
October 20, 2017	268,800	$2.50[13]
October 20, 2017	72,500	$2.50[14]
November 8, 2017	25,000	$2.1379
November 8, 2017	25,000	$2.1491
November 9, 2017	500	$2.15
November 10, 2017	11,500	$2.1606
November 14, 2017	18,676	$2.15
November 15, 2017	29,900	$2.1456

11 The number of put Options reflected is expressed in the number of underlying Shares subject to such Option.

12 The shares were acquired by Tar Holdings as a result of the exercise of put Options by the counterparty thereto.

13 See FN 12.

14 See FN 12.

Date of Transaction	Number of Shares Purchased	Price Per Share
November 16, 2017	5,304	$2.13
November 16, 2017	400	$2.50[15]
November 17, 2017	39,600	$2.50[16]
November 17, 2017	8,454	$2.13
November 20, 2017	33,352	$2.15
November 21, 2017	2,900	$2.15
November 22, 2017	13,419	$2.15
November 24, 2017	15,000	$2.1498
November 27, 2017	10,000	$2.12
November 29, 2017	10,140	$2.11
November 29, 2017	25,000	$2.1155
November 29, 2017	9,642	$2.10
November 30, 2017	33,700	$2.0959
November 30, 2017	15,358	$2.10
December 1, 2017	10,000	$2.06
December 4, 2017	7,896	$2.05
December 5, 2017	6,781	$2.0497
December 5, 2017	25,000	$2.0654
December 6, 2017	17,937	$2.10
December 6, 2017	1,313	$2.09

Date of Transaction	Number of Put Options Sold[17]	Exercise Price	Expiration Date
December 6, 2017	2,500	$2.50	April 20, 2018

15 See FN 12.

16 See FN 12.

17 The number of put Options reflected is expressed in the number of underlying Shares subject to such Option.

As of the date hereof, the Reporting Person beneficially owns an aggregate of 2,639,984 shares of Common Stock, constituting approximately 5.0% of the Shares outstanding.

(d) No Person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

TAR Holdings is a party to the following put options (the “Options”) with respect to the Shares. With respect to each of the Options, the counterparty to the Option has, until the relevant expiration date, the exclusive right to cause TAR Holdings to purchase the underlying Shares at the relevant exercise price.

Number of Underlying Shares	Exercise Price	Expiration Date
179,500	$2.50	January 19, 2018
2,500	$2.50	April 20, 2018

Item 7.     Material to be Filed as Exhibits.

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2017

By:     /s/ Karen Singer
          Karen Singer